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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         ------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)*

                            BioLase Technology, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    090911108
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                                 (CUSIP Number)

        Stephen Tartamella, BioLase Technology, Inc., 981 Calle Amanecer,
                         SAN CLEMENTE, CALIFORNIA 92673
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               November 15, 1999
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                  NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

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*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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CUSIP No. 090911108                    13D                     Page 2 of 3 Pages


                          ---------------------------



1.       NAME OF REPORTING PERSON:                     FRANCIS E. O'DONNELL, JR.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  / /
                                                                      (b)  /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS* - Not Applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)  / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION -- U.S.A.

NUMBER OF                  7.       SOLE VOTING POWER - 0(1)
SHARES
BENEFICIALLY               8.       SHARED VOTING POWER - 0(1)
OWNED BY
EACH                       9.       SOLE DISPOSITIVE POWER - 0(1)
REPORTING
PERSON WITH                10.      SHARED DISPOSITIVE POWER - 0(1)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES /x/

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0%

14.      TYPE OF REPORTING PERSON* -- CO, PN, OO, IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------
1 Ownership is reported as 0% because ownership is below 5% as set forth in subsection (e) of Item 5 below.

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CUSIP No. 090911108                    13D                     Page 3 of 3 Pages


                          ---------------------------

                                  SCHEDULE 13D

                                 AMENDMENT NO. 1

         Pursuant to Rule 13d-2(e) under the Securities Exchange Act of 1934, the sole purpose of filing this first electronic Schedule 13D amendment is to report a change in percentage of beneficial ownership resulting from the Issuer's issuance of additional securities that terminates the filer's (the "Reporting Person") obligation to report. Accordingly, pursuant to Rule 13d-2(e), this Amendment No. 1 does not include a restatement of the entire text of the original Schedule 13D.

         Item 5 is amended to add the information as set forth below. Capitalized terms not otherwise defined have the meanings ascribed to them in the original Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

                  (a)      Not applicable.

                  (b)      Not applicable.

                  (c)      Not applicable.

                  (d)      Not applicable.

                  (e) On November 15, 1999, the Issuer filed a Quarterly Report on Form 10-Q disclosing that 17,732,565 shares of its Common Stock were outstanding as of November 10, 1999. As a result, the Reporting Person, in combination with the other persons whose holdings were reported on the original
Schedule 13D, ceased to be the beneficial owner of 5% or more of the outstanding shares of the Issuer's Common Stock.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2000

                                                  /s/ Francis E. O'Donnell, Jr.
                                              ----------------------------------
                                                 Name: Francis E. O'Donnell, Jr.